Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 7/14/05   (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 4/27/2016
      (MM/DD/YY)

                                        New York Stock Exchange LLC
                                        (Name of applicant)

By: _____   Martha Redding, Assistant Secretary
    (Signature)

Subscribed and sworn before me this 27ᵗʰ day of April , 2016 by _____
                                                      (Month)   (Year)   (Printed Name and Title)

My Commission expires May 29, 2016 County of Westchester State of New York   (Notary Public)

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

April 27, 2016

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

April 2016

A complete set of the New York Stock Exchange
LLC's forms pertaining to application for
membership, participation, or subscription, and
application for approval as a person associated with
a member, participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com.

New York Stock Exchange LLC and NYSE MKT LLC
New Member / Substitute Member / Floor Clerk Application

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: _____   CRD: _____

Title / Trading Floor Position: _____   DOB: _____

Phone: _____   Email: _____

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____   CRD: _____

Primary Contact Name: _____   Title: _____

Phone: _____   Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

- ☐ Member (ME)
- ☐ Substitute Member (ME and FL)
- ☐ Floor Clerk (FL)
- ☐ Floor Broker
- ☐ Designated Market Maker

Badge #
(if applicable): _____   Floor Location: _____

APPLICATION CHECKLIST

- ☐ A Form U-4 requesting appropriate registrations (ME and/or FL) have been submitted to FINRA through CRD (See above for appropriate registration type for business activity.)
- ☐ A Fingerprint Card is available on CRD
- ☐ Individual has passed or been granted a waiver of the required examination
      ME / FL – (Series19 prerequisite)

Do you have any reportable events on the U-4 submitted to FINRA through CRD?   ☐ Yes   ☐ No

FOR NEW MEMBERS / SUBSITUTE MEMBERS / FLOOR CLERKS

Expected Start Date, if known:				
Are you currently active on the NYSE Trading Floor?	☐ Yes	☐ No		
If No, have you ever been active on the NYSE Trading Floor in the past?	☐ Yes	☐ No		
Enter the last date you were active on the Trading Floor (if applicable)				
Have you been on the Trading Floor within the last 6 months?	☐ Yes	☐ No		
If No, have you completed the NYSE Floor Orientation Program within the last 6 months?	☐ Yes	☐ No		
If No, are you currently enrolled in the NYSE Floor Orientation Program?	☐ Yes	☐ No		

Enter the start and ending dates of the NYSE Floor Orientation Program you will attend (if applicable)

If No, contact Trading Floor Education & Outreach, c/o Michelle Liguori at michelle.liguori@nyse.com or 212.656.5388 to schedule enrollment

Start Date: _____

End Date: _____

New York Stock Exchange LLC and NYSE MKT LLC
New Member / Substitute Member / Floor Clerk Application

FOR NEW MEMBERS / SUBSTITUTE MEMBERS ONLY				
Are you replacing a current Member on a full-time basis?	☐	Yes	☐	No
If Yes, indicate name of Member being replaced				
Are you applying for a new Trading License?	☐	Yes	☐	No

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

_____   _____
Proposed Applicant Signature   Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Individual identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

_____   _____
Signature of Authorized Member Organization   Date
Representative

_____   _____
Print Name   Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST
Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: _____ CRD: _____

Title: _____ DOB: _____

Phone: _____ Email: _____

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____ CRD: _____

Primary Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

☐ Floor Employee (FE)

All individuals requesting access to the NYSE and NYSE MKT Equity Trading Floor must register as ("FE") on CRD.

Position / Reason for access to the Trading Floor: _____

Effective Date: _____

☐ Permanent   ☐ Temporary   ☐ Intern

If Temporary, indicate length of employment: _____

Access Required: ☐ Building   ☐ Trading Floor

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A Fingerprint Card is available on CRD

Do you have any reportable events on the U-4 submitted to FINRA through CRD?   ☐ Yes   ☐ No

New York Stock Exchange LLC and NYSE MKT LLC
Floor Employee Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

_____   _____
Signature of Applicant   Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization certifies that the applicant named above is authorized to enter into the NYSE and NYSE MKT Trading Floor as referenced above, on behalf of this NYSE & NYSE MKT Member Organization. Additionally, the Member Organization acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the Member Organization in all respects.

Member Organization Name: _____

_____   _____
Signature of Authorized Member Organization   Date
Representative

_____   _____
Print Name   Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for FINRA Members

A registered broker or dealer that is a member of FINRA is eligible to apply for NYSE and NYSE MKT equity membership with this short form application. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.888.689.7739 (option 3) or crs@nyse.com.

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[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS	

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

An original signed copy of Section 2 (Applicant Firm Acknowledgment) is **required** to be submitted directly to the Exchange along with the appropriate application fee. These documents should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
20 Broad Street, 10th Floor
New York, NY 10005

Phone: 1.888.689.7739 (option 3)
Email: crs@nyse.com

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm $20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm $ 7,500 (All other firms fall within this category)
Non-Public Firm $ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application.

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes aparticular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD˙ or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

Client Relationship Services   FINRA – Deborah Siluk
Email: crs@nyse.com   Email: deborah.siluk@finra.org
Phone: 1-888-689-7739 option 3   Phone: (202) 728-8483

APPLICATION PROCESS (Continued)

Application Process
Following submission of the Membership Application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.

- If an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.

- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.

- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.

- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the Exchange, once the Applicant Firm is approved for membership.

- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, (i) has the right to vote 25 percent or more of the voting securities, (ii) is entitled to receive 25 percent or more of the net profits, or (iii) is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – an NYSE and NYSE MKT member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE			

Date: _____ SEC No.: _____ Web CRD No.: _____ Broker/ Dealer TAX ID: _____

GENERAL INFORMATION

Name of Applicant Broker/Dealer: _____

Business Address: _____

City _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Website Address: _____

Contact Name: _____ Title: _____

Address: _____

Phone: _____ Fax: _____

Email Address: _____

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ FINRA   ☐ Other _____

Date of Applicant Firm's FINRA Membership (if pending, so indicate): _____

TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)   ☐ Chicago Board Options Exchange (CBOE)
☐ Chicago Stock Exchange (CHX)   ☐ National Stock Exchange (NSX)
☐ International Securities Exchange (ISE)   ☐ NASDAQ
☐ Financial Industry Regulatory Authority (FINRA) ☐ NYSE Amex Options
☐ NASDAQ OMX PHLX (PHLX)   ☐ NYSE Arca
☐ BATS Exchange (EBZX)   ☐ EDGA Exchange
☐ BATS Y-Exchange (BYX)   ☐ EDGX Exchange
☐ Other _____

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ _____

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ _____

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of FINRA, and is eligible to apply for Exchange membership with this application.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer   Date

_____   _____
Print Name   Title

SECTION 3 – APPLICATION QUESTIONS

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

☐ NYSE / NYSE MKT Equities Floor Brokerage   ☐ NYSE Bonds
                                                             ☐ Agency

☐ Commodities   ☐ Principal

☐ Non-member broker/dealer executions   ☐ Engaging in business with other broker/dealers only

☐ Engaging in business with non-broker/dealers   ☐ Proprietary trading
     ☐ Retail   ☐ NYSE MKT Designated Market Maker (DMM)
     ☐ Institutions   ☐ NYSE Designated Market Maker (DMM)
     ☐ On Floor executions for non-broker/dealers   ☐ Off Floor
                                                           ☐ Supplemental Liquidity Provider (SLP)

☐ Retail Member Organization (RMO)

☐ Sponsored access provider   ☐ Corporate finance

☐ Primary government securities dealer   ☐ Equities market maker

☐ Options (executions, market maker, etc.)   ☐ Issue or distribute research reports

☐ Stock loan/stock borrow   ☐ Repos/reverse repos financing transactions

☐ Joint Back Office (JBO) arrangements   ☐ Underwritings

☐ Other (Please explain: _____)

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2. Has the Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.)   Yes ☐   No ☐

Response: _____

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3. Identify for the Applicant Firm:

    (a) All office locations: _____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

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4. Does the Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: _____

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5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memos 09-31 which can be found here: http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=09-31)   Yes ☐   No ☐

SECTION 3 – APPLICATION QUESTIONS (Continued)				
6. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? (If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	Yes	☐	No	☐
7. Does the Applicant Firm have registered principals as required by NYSE Rule 3110? If the firm answered "no", please explain. Response: _____	Yes	☐	No	☐
8. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act?	Yes	☐	No	☐

If the Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

8. Does the Applicant Firm intend to accept orders on the NYSE and/or NYSE MKT equities floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44)
Info Memo 07-43 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-43
Info Memo 07-44 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-44

Yes ☐ No ☐

9. Has the Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I)

Yes ☐ No ☐

10. Who is the person responsible for supervision of all floor employees of the Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: _____

Mailing Address: _____

Phone: _____ Email: _____

11. Does the Applicant Firm maintain error and investment accounts?

Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors. The Applicant must maintain a separate error account for NYSE MKT equities floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).
Member Education Bulletin 2011-5 can be found here:
http://www.nyse.com/nysenotices/nyse/education-bulletins/detail?memo_id=2011-5
Info Memo 07-72 can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=07-72

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

12. Do the Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, the applicant should list the account name and number of each such account below?

Yes ☐ No ☐

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

Account Name: _____ Account #: _____

SECTION 5 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:
- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____ Exams: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____ Exams: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____ Exams: _____

Head of Technology

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Lead Floor Broker (If applicable)

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

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[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION	
Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
☐ Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐ Provide a written description of the Applicant Firm's reason for seeking Exchange membership and a brief description of the business the Applicant Firm conducts.	

☐ If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership.
 	
    ▪ The AP Form is available on the NYSE's website here:
      https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf
    ▪ Refer to NYSE Information Memo 12-10 for more information:
      http://www.nyse.com/nysenotices/nyse/information-memos/pdf?memo_id=12-10	

☐ Provide an organization chart showing the following:
    ▪ All entities controlling, controlled by or under common control with the Applicant Firm
    ▪ Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent
    ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	

☐ Provide the following:
    ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control),
    ▪ The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and
    ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	

☐ Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as:
    ▪ Applicant Firm's written response regarding any deficiencies cited in the reports.
    ▪ A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	

☐ Provide Financial Documentation:
    ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital
    ▪ If FINRA, NYSE Arca or NYSE MKT is not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA
      (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.)
    ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval.
    ▪ If FINRA, NYSE Arca or NYSEMKT is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)	Exhibit ID (or N/A)

☐ If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual:
    ▪ Nature of their activities with the Applicant Firm
    ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities
    ▪ A copy of the Applicant Firm's written approval required pursuant to NYSE Rule 346(e).	

☐ If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐ If FINRA, NYSE Arca or NYSE MKT is not the Applicant Firm's DEA, provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐ Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE MKT activities (e.g., Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: The Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the New York Stock Exchange.)	

☐ Organizational Documents:
    ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation
    ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details).
        Rule 313.22 – Provisions concerning redemption or conversion
        Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

2. Accounting Firm

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

3. Audit date covered by the Agreement

       _____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

       ☐ is for the annual audit during the fiscal year   _____

       ☐ is of a continuing nature, providing for successive yearly audits.

       Signature: _____   Signature: _____

       Title: _____   Title: _____

       Date: _____   Date: _____

              (Broker/Dealer)   (Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
    a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
    b) Directors and/or Managing Member(s)
    c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders .

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 during the six month period prior to a termination of the agreement the following language must be included in the agreement:

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

NYSE MKT LLC and

New York Stock Exchange, LLC

Application for NYSE and NYSE MKT Equity[1] Membership for Non-FINRA Members

A registered broker or dealer that is a member of a registered securities exchange, but is not a FINRA member, is eligible to apply for NYSE and NYSE MKT equities membership with this application if the broker or dealer does not (1) transact business with public customers or (2) conduct business on the Floor of the Exchange. If a registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to NYSE and NYSE MKT equities membership. If you have any questions regarding your eligibility to apply for membership under this application, please contact Client Relationship Services at 1.888.689.7739 (option 3) or crs@nyse.com.

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[1] NYSE and NYSE MKT equity membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS	

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for NYSE and NYSE MKT membership, an Applicant must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission
Applicant Broker-Dealer must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 5 of the application.

Application and all supplemental materials are preferred electronically and should be sent to crs@nyse.com. Please ensure all attachments are clearly labeled.

An original signed copy of Section 2 (Applicant Firm Acknowledgment) is required to be submitted directly to the Exchange along with the appropriate application fee. These documents should be mailed to:

New York Stock Exchange
Client Relationship Services
Attn: Elizabeth Cruz
20 Broad Street, 10th Floor
New York, NY 10005

Phone: 1.888.689.7739 (option 3)
Email: crs@nyse.com

New member organization pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market, Inc." and submit the check with your initial application.

Note: The Applicant Firm must address all information and questions contained in this application. To the extent the Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, the Applicant Firm must so indicate.

New York Stock Exchange LLC ("NYSE") and NYSE MKT LLC ("NYSE MKT") (collectively referred to as the "Exchange") have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to NYSE and NYSE MKT will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are submitted to FINRA who performs the application review. All applications are deemed confidential and are handled in a secure environment. CRS and/or FINRA may request applicants to submit documentation in addition to what is requested in the Application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

Client Relationship Services   FINRA – Deborah Siluk
Email: crs@nyse.com   Email: deborah.siluk@finra.org
Phone: 1-888-689-7739 option 3   Phone: (202) 728-8483

APPLICATION PROCESS (Continued)

Application Process

Following submission of the Membership Application, fees and supporting documents to NYSE and NYSE MKT, the application will be reviewed for accuracy and regulatory or other disclosures. NYSE and NYSE MKT will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Exchange membership.

- If an NYSE Trading License or NYSE Bond Trading License is not activated within six months of approval of the Membership Application, the applicant should reapply for membership or complete the application for Regulated Only Membership. The Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the firm's membership application.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact the Applicant Firm to discuss the statutory disqualification process.

- If it appears that the Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer may be contacted by FINRA for further information.

- CRS will promptly notify the Applicant Firm, in writing, following the membership decision.

- To determine the most beneficial connectivity option the Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. CRS, Connectivity and Operations teams will then coordinate the connectivity between the Applicant Firm and the NYSE and NYSE MKT if and when the Applicant Firm is approved for membership.

- Once connectivity is established, a Relationship Manager or a Technology Account Manager will inform you of your ability to trade.

INFORMATION AND RESOURCES

Rules & Interpretations:
https://www.nyse.com/regulation/nyse/rules-and-interpretations

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE MKT Rules:
https://www.nyse.com/regulation/nyse-mkt

Rule Filings:
https://www.nyse.com/regulation/nyse/rules-and-interpretations#rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/nyse/rules-and-interpretations#interpretations

NYSE and NYSE MKT Membership:
https://www.nyse.com/markets/nyse/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, (i) has the right to vote 25 percent or more of the voting securities, (ii) is entitled to receive 25 percent or more of the net profits, or (iii) is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

Exchange – For purposes of this application Exchange refers to both New York Stock Exchange LLC and NYSE MKT, LLC equities platform.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is the largest independent regulator for all securities firms doing business in the United States.

NYSE MKT, LLC ("NYSE MKT") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE MKT is also a Self -Regulatory Organization.
New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. This application is for trading rights on the Exchange platform only.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

Supplemental Liquidity Provider ("SLP") – are off floor, electronic, high-volume members incented to add liquidity on the NYSE and NYSE MKT platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the Exchange for effecting approved securities transactions on the equities trading facilities. A Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an Exchange member. A Trading License issued by the Exchange is required to effect transactions on the floor of the Exchange or through any facility thereof. An organization may acquire and hold a Trading License only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A member organization holding a Trading License may designate a natural person to effect transactions on its behalf on the floor of the Exchange, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the Exchange for effecting debt transactions on the Exchange or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the Exchange. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the Exchange, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: _____ SEC No.: _____ Web CRD No.: _____ Broker/Dealer TAX ID: _____

GENERAL INFORMATION

Name of Applicant Broker/Dealer: _____

Business Address: _____

City _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Website Address: _____

Contact Name: _____ Title: _____

Address: _____

Phone: _____ Fax: _____

Email Address: _____

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NASDAQ OMX BX (BX)   ☐ Chicago Board Options Exchange (CBOE)

☐ Chicago Stock Exchange (CHX)   ☐ National Stock Exchange (NSX)

☐ International Securities Exchange (ISE)   ☐ NASDAQ

☐ NASDAQ OMX PHLX (PHLX)   ☐ NYSE Arca

☐ Other _____   ☐ NYSE MKT

TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)   ☐ Chicago Board Options Exchange (CBOE)☐

☐ Chicago Stock Exchange (CHX)   ☐ National Stock Exchange (NSX)

☐ International Securities Exchange (ISE)   ☐ NASDAQ

☐ NASDAQ OMX PHLX (PHLX)   ☐ NYSE Amex Options

☐ BATS Exchange (BZX)   ☐ NYSE Arca

☐ BATS Y-Exchange (BYX)   ☐ EDGA Exchange

☐ Other _____   ☐ EDGX Exchange

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ _____

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ _____

SECTION 2 – APPLICANT FIRM ACKNOWLEDGEMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the NYSE and NYSE MKT, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the NYSE and NYSE MKT.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Firm's DEA. It is understood that in that event, additional information may be required by the NYSE and NYSE MKT.

Applicant Firm acknowledges that it must separately purchase either an NYSE Equity Trading License, in order to have trading rights directly with the Exchange's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If the Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the Exchange trading systems, but will be deemed a Regulated Only Member Organization of the Exchange and must be in full compliance with the rules and regulations of the NYSE and NYSE MKT.

Applicant Firm acknowledges that it is a member of a registered securities exchange, is not a FINRA member, and is eligible to apply for Exchange membership with this application. The Applicant Firm conducts a proprietary business and does not transact business with public customers nor conducts business on the Floor of the Exchange. If the registered broker or dealer transacts business with public customers or conducts business on the Floor of the Exchange, FINRA membership is a prerequisite to Exchange membership.

The NYSE, NYSE MKT and/or FINRA reserve the right to request additional information and documentation from the Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer   Date

_____   _____
Print Name   Title

SECTION 3 – APPLICATION QUESTIONS

1.Type of Business Activity to be conducted with Exchange membership: (Check all that apply)

☐   Non-member broker/dealer executions   ☐   Engaging in business with other broker/dealers only

☐   Commodities   ☐   Corporate Finance

☐   Proprietary trading   ☐   Primary government securities dealer

☐   Equities market maker   ☐   Options (executions, market maker)

☐   Issue research reports   ☐   Stock loan/stock borrow

☐   Repos/reverse repos financing transactions   ☐   Joint Back Office (JBO) arrangements

☐   Sponsored access provider   ☐   Underwritings

☐   NYSE Bonds   ☐   Supplemental Liquidity Provider (SLP)
     ☐ Agency
     ☐ Principal

☐   Other (Please explain: _____)

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2. Has the Applicant Firm ever operated under another name and/or had any predecessor   Yes ☐   No ☐
organizations? If the answer is "Yes", please specify.

Response: _____

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3. Does the Applicant Firm have a direct parent? If so, provide the parent's name.

Response: _____

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4. Identify for the Applicant Firm:

    (a)   All office locations: _____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

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5. Does the Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule   Yes ☐   No ☐
7410(m). (If the answer is "Yes", see NYSE Information Memos 09-31 which can be found here:
http://www.nyse.com/nysenotices/nyse/information-memos/detail?memo_id=09-31)

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6. Is the Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined   Yes ☐   No ☐
under the Commodities Exchange Act?

SECTION 3 – APPLICATION QUESTIONS (Continued)

7. Please indicate the firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

    a) Clearing Type:

        ☐ Self Clears·
        ☐ Clears through another broker dealer on an omnibus basis
        ☐ Clears through another broker dealer on a fully disclosed basis
        ☐ Clears for others (affiliated or non-affiliated)

    b) Regarding the above responses, identify the firm's clearing broker-dealer: _____

    c) If applicable, identify the entities for which the Applicant Firm clears (indicate N/A as appropriate):

        _____

    d) If introducing, provide a copy of the clearing arrangement; and

    e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of the firm's business, as well as the names, positions and experience of the key personnel in this area.

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8. Does the Applicant Firm have registered principals as required by NYSE Rule 3110

                                                         Yes ☐   No ☐

If the firm answered "no", please explain.

Response: _____

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9. Does the Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1?

                                                         Yes ☐   No ☐

(If yes, the Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

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10. Please provide the date of your last cycle examination by your Designated Examining Authority (DEA). If there has been no examination to date, provide the anticipated date of your first examination.

Response: _____

SECTION 4 - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will be responsible for the business of the Applicant Firm on the Exchange.[1]

Please note the exam requirements for NYSE Membership and ensure each individual holds the required exam:
- **Chief Financial Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm
- **Chief Compliance Officer** - Series 14 if firm operates a public business and firm has commissions of $500,000 or more in the last year
- **Chief Operations Officer** - Series 27 for a clearing firm; Series 27 or 28 for a non-clearing firm

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____ Exams: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____ Exams: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____ Exams: _____

Head of Technology

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Lead Floor Broker (If applicable)

Name: _____ CRD: _____

Phone: _____ Fax: _____

Email: _____

Please note: If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know. There are guidelines we can provide to your firm.

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[1] NYSE Rules and Interpretations to NYSE Rules require persons associated with Applicant Firm, including principals, of a member to be properly qualified. (*See* NYSE Rules 342 and 345 as well as Interpretations to NYSE Rules 311(b) (5) and 342(a) and (b).)

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION	
Please ensure you complete all applicable items below by marking the tick box of the items you have included and note the Exhibit Reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.	**Exhibit ID (or N/A)**
☐ Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on Web CRD.	
☐ Provide a written description of the Applicant Firm's: • Current business lines • Operations • Supervisory, financial and internal controls • Communication and recordkeeping systems • Nature and source of the Applicant Firm's capital • Planned or anticipated future business lines • Reason for seeking Exchange membership	
☐ If the Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for <u>both</u> NYSE and NYSE MKT on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. • The AP Form is available on the NYSE's website here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf • Refer to NYSE Information Memo 12-10 for more information: http://www.nyse.com/nysenotices/nyse/information-memos/pdf?memo_id=12-10	
☐ Provide an organization chart showing the following: • All entities controlling, controlled by or under common control with the Applicant Firm • Indicate the percentage ownership of the Applicant Firm by each direct and indirect parent • Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of the Applicant Firm	
☐ Provide the following: • A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), • The nature of the affiliation with the Applicant Firm (e.g., parent, subsidiary, etc.), and • Identify the type of business relationships between the Applicant Firm and the affiliates	
☐ Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years from any Regulatory or Self Regulatory Organization (SRO) that oversees the Applicant Firm, as well as: • Applicant Firm's written response regarding any deficiencies cited in the reports. • A description of what the Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐ Provide the following Financial Documentation: • If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital, if applicable • If NYSE Arca or NYSE MKT are not the applicant's DEA, provide copies of any approvals of such agreements from the Applicant Firm's DEA. (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1.) • Most recent 12 months of FOCUS Reports • Copies of 15c3-1 computation as of the anticipated date of Exchange membership approval • If NYSE Arca or NYSEMKT are not the applicant's DEA, provide copies of audited reports of the Applicant Firm for the most recent three years • Pro-forma balance sheet for the next 6 months • Pro-forma financials projecting profit and loss for the next 6 months	

SECTION 5 - ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)	Exhibit ID (or N/A)
☐ If applicable, identify any principal executives or supervisory personnel of the Applicant Firm that are part-time or dually employed and include the following information for each individual: 　• Nature of their activities with the Applicant Firm 　• Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities 　• A copy of the Applicant Firm's written approval required pursuant to NYSE Rule 346(e)	
☐ If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐ If applicable, provide the name of the service provider used by the Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by the Applicant Firm.	
☐ Provide a copy of the Audit Agreement between the Applicant Firm and the firm's public accounting firm.	
☐ If applicable, provide a copy of the Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐ Provide a copy of the Applicant Firm's Written Supervisory Procedures (WSPs) and, if not included in the provided WSPs, copies of the Applicant Firm's Business Continuity Plan and Anti-Money Laundering procedures. (Note: The Applicant Firm's procedures will need to include procedures addressing NYSE Rules 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Applicant Firm and its associated persons will abide by the Rules and Regulations of the NYSE and NYSE MKT.)	
☐ Identify all clearing corporations of which the Applicant Firm is a current member (e.g. DTC, NSCC, FICC, etc.).	
☐ If the Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐ If applicable, pertaining to the Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): 　• Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; 　• Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; 　• Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; 　• Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; 　• Investment-related civil action for damages or injunction that is pending, adjudicated or settled; 　• Investment-related customer complaint or arbitration required to be reported on Form U4.	
☐ Organizational Documents: 　• Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation 　• These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Sections 7 for further details) 　　　Rule 313.22 – Provisions concerning redemption or conversion 　　　Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	

SECTION 6 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

2. Accounting Firm

       Contact Name: _____

       Address _____

       Telephone Number _____

       Email _____

3. Audit date covered by the Agreement

_____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

    ☐ is for the annual audit during the fiscal year _____

    ☐ is of a continuing nature, providing for successive yearly audits.

Signature: _____   Signature: _____

Title: _____   Title: _____

Date: _____   Date: _____

        (Broker/Dealer)   (Accounting Firm)

SECTION 7 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 7A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date)
2. State filing certificate
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 7B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 7C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule 313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

---

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 7.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if the applicant firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 during the six month period prior to a termination of the agreement the following language must be included in the agreement:

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

AP Form

NYSE MKT LLC and New York Stock Exchange, LLC

This Form is to be completed by Non-Natural Persons seeking Approved Person status and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the Non-Natural Person seeking Approved Person status ("Applicant") should be familiar with the New York Stock Exchange, LLC ("NYSE") and NYSE MKT, LLC ("NYSE MKT") (collectively, the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Rules 2 and 304.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - o A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
  - o The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
  - o Notification of changes should be provided to the Exchange (crs@nyx.com) and FINRA (Q&RNY@finra.org) within 30 days
- Please refer to Information Memo 12-10: http://www.nyse.com/nysenotices/nyse/information-memos/list

For Applicants associated with firms seeking NYSE / NYSE MKT membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyx.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the AP Form to FINRA, Qualifications & Registration Department at Q&RNY@finra.org.

Section I

1. Full Name of the Applicant: _____

2. If applicable, Web CRD # of the Applicant: _____

3. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization:_____

   Web CRD#: _____

4. Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant:
   ☐ *controls* the Member Organization
   ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserve the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Rule 2 of the Exchange.

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _____   Date: _____

      (A Duly Authorized Executive Officer, Senior Partner, Managing Member or
      equivalent of the Applicant)

Printed Name: _____

Title: _____

Web CRD# (if applicable): _____

New York Stock Exchange LLC and NYSE MKT LLC
Equity Trading License Application

MEMBER ORGANIZATION INFORMATION

Member Organization Name: _____ CRD: _____

Primary Contact Name: _____ Title: _____

Phone: _____ Email: _____

Billing Contact Name: _____

Billing Address: _____

City: _____ State: _____ Zip: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE(S) (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

MEMBER ORGANIZATION WILL HAVE THE FOLLOWING FLOOR MEMBERS (If applicable)

List name(s) of Members below for which a Trading License will be purchased. Indicate if currently approved as a NYSE Qualified Member. **Please note that any individual not currently so approved will be required to undergo a full application process. There can be no guarantee that such process will be completed by the effective date of the new requested Trading License.**

For Electronic Access the Trading License will be used without a Floor Member, no name need be provided below. **Important: Each** trading license entitles its holder to trading privileges for one trading Floor Member (e.g. electronic access only.)

Name	Currently A Qualified Member*?	Expected Start Date
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	
	☐ Yes ☐ No	

To list more floor members, attach a separate page with this form.

*A Qualified Member is an Individual who has completed and passed the Series 15 exam.

New York Stock Exchange LLC and NYSE MKT LLC
Equity Trading License Application

TRADING LICENSES

Trading Licenses are available for $40,000 per year billed monthly for the first two, pro-rated for the amount of time remaining for the year. All additional Trading Licenses are available at $25,000 per year billed monthly, pro-rated for the amount of time remaining for the year.

Number of Licenses to be purchased: _____

If this request is for a one-day License please note the effective date: _____

To terminate an existing NYSE Trading License please email a request to Client Relationship Services at crs@nyse.com.

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rules 300 and 300T.

The Rules of New York Stock Exchange LLC and NYSE MKT LLC (collectively referred to as the "Exchange") may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

_____	_____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
_____	_____
Print Name of Authorized Signatory	Title
_____	_____
Phone Number of Authorized Signatory	Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange, LLC and NYSE MKT LLC
Securities Lending Representative Agreement

Must be completed by all applicants for approval as Securities Lending Representatives and all direct supervisors of Securities Lending representatives.

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the Constitution and Rules of the New York Stock Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmation s and statements to appropriate supervisory persons at my employer in accordance with the rules of the New York Stock Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name: _____

_____
Name of Witness[1] (Please Print)

_____
Name of Applicant (Please Print)

_____
Signature of Witness

_____
Signature of Applicant

_____
Title

_____
Applicant CRD#

[1]The Witness must be either a partner of the firm, office of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.